ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/ 211 /2007

Finance Department
Tel. 0-2537-4512/0-2537-4611

June 21 , 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of appraisal well, Kakonna-2, in Myanmar M9 Block

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of exploration block – M9 in Myanmar. The block is located in the Gulf of Mataban, about 300 kilometers south of Yangon.

PTTEP wishes to report the drilling result of appraisal well, Kakonna-2, in addition to the 4 exploration wells and 2 appraisal wells which were reported to the Stock Exchange of Thailand. Details are as follows:

The appraisal well Kakonna-2, located in the south of Kakonna-1 well, was spudded on May 30th, 2007. The well was drilled to a total depth of 2,607 meters and encountered eight zones of natural gas bearing formation with a total thickness of 47 meters. The flow rate testings (Tubing Stem Test-TST) were conducted on two zones, indicating maximum natural gas flow rates of approximately 25.7 million standard cubic feet per day (MMSCFD) and 28.1 MMSCFD respectively. The combined flow rate of two zones is 53.83 MMSCFD.

The successful result of the appraisal well Kakonna-2 affirms the commercial potential of natural gas in Kakonna area. PTTEP will prepare a development plan and continue to drill 2 appraisal wells, Zawtika-5 and Zawtika-6, within July 2007.

Yours sincerely,

Maroot Mrigadat
President

END